FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock exchanges.

Pursuant to Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015 read with SEBI circular no. CIR/CFD/CMD/4/2015 dated September 9, 2015, we give below the disclosure with respect to invocation of pledged shares of Karvy Data Management Services Limited.

Sr. No.	Particulars	Details
1.	Name of the target entity, details in brief such as size, turnover, etc.

Name- Karvy Data Management Services Limited (“KDMSL”)

CIN – U72300TG2008PLC058738

Type- unlisted company

KDMSL - FY2019 (standalone basis)

Total Revenue – ₹ 765.3 crores

Profit after tax – ₹ 32.9 crores

2.

Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?

Is yes, nature of interest and details thereof and whether the same is done at “arm’s length”

Not Applicable
3.	Industry to which the entity acquired belongs	IT industry/Computer related activities
4.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	The shares of KDMSL were pledged with the Bank for securing the outstanding dues of Karvy Stock Broking Limited (“KSBL”), the Borrower Company. The Bank has invoked the pledged shares of KDMSL for recovery of its dues.
5.	Brief details of any governmental or regulatory approvals required for the acquisition	Not Applicable

6.	Indicative time period for completion of the acquisition	Shares have been acquired upon invocation of pledge. The filing is being done after prescribed internal procedures for approval of pledge invocation have been concluded.
7.	Nature of consideration - whether cash consideration or share swap and details of the same	Not Applicable The shares have been acquired pursuant to invocation of pledged share of KDMSL for recovery of outstanding dues from KSBL.
8.	Cost of acquisition or the price at which the shares are acquired	Not Applicable
9.	Percentage of shareholding/ control acquired and/or number of shares acquired	45,00,000 equity shares of face value of ₹ 10 each representing 18.75% of the paid-up share capital of KDMSL.
10.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

KDMSL was incorporated on April 21, 2008 in the State of Telangana with the object of providing End to End IT solutions.

The revenue of KDMSL (standalone basis) is:

FY2018-19: ₹ 765.3 crore

FY2017-18: ₹ 708.7 crore

FY2016-17: Not available

You are requested to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 20, 2019	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager